UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

MEI Pharma, Inc
(Name of Issuer)

Common Stock, par value $0.00000002 per share
(Title of Class of Securities)

55279B202
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 55279B202	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,612 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,215,612 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,612 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 17,116,571 shares of common stock outstanding as of May 6, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013.

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors (GP) LLC 46-37147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,612 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,215,612 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,612 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 17,116,571 shares of common stock outstanding as of May 6, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013.

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,612 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,215,612 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,612 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 17,116,571 shares of common stock outstanding as of May 6, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013.

Page 4 of 11 Pages

SCHEDULE 13D

CUSIP No. 55279B202	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,612 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,215,612 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,612 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 5 below), subject to the limitations on exercise described in Item 5 below.

(2) Based on 17,116,571 shares of common stock outstanding as of May 6, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013.

Page 5 of 11 Pages

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC, Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On July 1, 2013, a Certificate of Conversion was filed with the State of Delaware to convert Baker Bros. Advisors, LLC from a limited liability company into a limited partnership named Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”) is the sole general partner of the Adviser.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	The Adviser
2.	The Adviser GP
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Page 6 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of MEI Pharma, Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Warrant (as defined below) at an exercise price of $3.12 per share as of the date hereof by the “Funds, subject to the limitation on exercise described below.

Name	Number of Shares of Common Stock	Number of Shares Underlying Warrant

667, L.P.	40,833	52,430
Baker Brothers Life Sciences, L.P.	463,642	632,450
14159, L.P.	11,137	15,120

Pursuant to the Warrants to Purchase Common Stock by each Fund dated November 4, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon exercise of the Warrant) (the “Maximum Percentage”). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Page 7 of 11 Pages

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes

667, L.P.	5/22/2013	678	Sale	8.5179	1

Baker Brothers Life Sciences, L.P.	5/22/2013	8,176	Sale	8.5179	1

14159, L.P.	5/22/2013	195	Sale	8.5179	1

667, L.P.	5/28/2013	674	Sale	8.5100	2

Baker Brothers Life Sciences, L.P.	5/28/2013	8,131	Sale	8.5100	2

14159, L.P.	5/28/2013	195	Sale	8.5100	2

667, L.P.	5/29/2013	221	Sale	8.5039	3

Baker Brothers Life Sciences, L.P.	5/29/2013	2,668	Sale	8.5039	3

14159, L.P.	5/29/2013	64	Sale	8.5039	3

667, L.P.	5/30/2013	947	Sale	8.5059	4

Baker Brothers Life Sciences, L.P.	5/30/2013	11,427	Sale	8.5059	4

14159, L.P.	5/30/2013	273	Sale	8.5059	4

667, L.P.	5/31/2013	760	Sale	8.5046	5

Baker Brothers Life Sciences, L.P.	5/31/2013	9,161	Sale	8.5046	5

14159, L.P.	5/31/2013	218	Sale	8.5046	5

667, L.P.	6/3/2013	45	Sale	8.5283	6

Baker Brothers Life Sciences, L.P.	6/3/2013	542	Sale	8.5283	6

14159, L.P.	6/3/2013	13	Sale	8.5283	6

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.57. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 8 of 11 Pages

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.54. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.55. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.56. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.61. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.50 to $8.61. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

Page 9 of 11 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1:	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2013

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 11 of 11 Pages